Exhibit 11(a)(36)
                                                              -----------------

                                                      [Letterhead of Parent]

     October 5, 1999

     Dear Columbia Energy Shareholder:

                     PROTECT THE VALUE OF YOUR INVESTMENT

     On August 6, 1999 Columbia Energy shareholders tendered more than 60 percent of outstanding common shares in response to NiSource Inc.'s $68 per share all cash offer. As you know, our offer represents a premium of 35.3% over Columbia's average closing price for the four weeks preceding our announcement, and more than 10% over the highest price that Columbia's stock had ever traded.

     Your strong response, and our commitment to completing a merger with Columbia, convinced us to extend our offer to October 15 and continue in our efforts to get your Board and management to negotiate a transaction for the benefit of all Columbia shareholders. YOUR BOARD CONTINUES
     TO REFUSE TO LISTEN TO ITS SHAREHOLDERS. AT THE SAME TIME, THE MARKET VALUE OF YOUR SHARES HAS CONTINUED TO DETERIORATE, DROPPING FROM A HIGH OF 64 5/8 IN JULY, AFTER WE ANNOUNCED OUR OFFER, TO 55 3/8 ON SEPTEMBER 30, 1999.

                    WE NEED YOUR SUPPORT  --  TENDER TODAY!

     We are convinced that our offer is a WIN-WIN for the shareholders of both Columbia Energy and NiSource. Our willingness to continue to pursue our current offer or revise the terms of that offer, including increasing it, is largely dependent on your continued support.

     I STRONGLY ENCOURAGE YOU TO TENDER YOUR SHARES TODAY. REMEMBER, NISOURCE'S OFFER IS CURRENTLY SET TO EXPIRE ON OCTOBER 15, 1999. By tendering your shares, you will join other Columbia shareholders in sending a clear message that you purchased your shares with the expectation of maximizing the value of your investment. If you have any questions about how to tender your shares, please call our Information Agent, Innisfree M&A Incorporated, toll-free at 877-750-5837.

     Thank you for your consideration and support.


     /s/ Gary Neale
     --------------------------------------
     Gary Neale
     CHAIRMAN, PRESIDENT
       AND CHIEF EXECUTIVE OFFICER



     This letter is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such offer is made solely by the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its October 15, 1999, expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This release does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.